Kimberley R. Anderson

July 30, 2015

VIA EDGAR
Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Energizer Resources, Inc. Registration Statement on Form S-1 (File No. 333-205104)

Dear Jonathan,

Thank you for speaking with us today. We understand your underlying concern relating to Comment 1 is whether the common shares and warrants to be issued upon conversion of the Special Warrants are outstanding. In this respect we have relied on C&DI 116.13 which is reprinted below.

Question 116.13
Question: Are securities to be issued in an exchange exempt under Securities Act Section 3(a)(9) deemed outstanding for purposes of General Instruction I.B.3 of Form S-3?
Answer: Yes. [Feb. 27, 2009]

While 116.13 addresses use of Form S-3 for transactions involving secondary offerings, instead of Form S-1, we consider the position of whether the securities are outstanding to be applicable with respect to Form S-1 as well.

The common shares and warrants will be issued pursuant to Section 3(a)(9). Section 3(a)(9) applies any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The special warrants are outstanding securities, the conversion will occur automatically, no additional consideration will be paid by the security holders for the issuance of the common shares and warrants and no commission or remuneration is being paid to solicit the exchange. Indeed, there is no solicitation of the exchange at all, since it occurs automatically. Also in accordance with 3(a)(9) the shares and warrants will considered restricted securities since the special warrants are restricted securities.

For these reasons, we believe the shares and warrants are eligible to be registered for resale on the Form S-1. Please let me know if you have any questions.

Sincerely,

/s/ Kimberley R. Anderson

Kimberley R. Anderson